

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

July 28, 2017

Joseph Chen
Chief Executive Officer
Renren Inc.
5/F, North Wing
18 Jiuxianqiao Middle Road
Chaoyang District, Beijing 100016
People's Republic of China

   Re: Renren Inc.
     Form 20-F for Fiscal Year Ended December 31, 2015
     Filed May 16, 2016
     File No. 001-35147

Dear Mr. Chen:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        /s/ Stephen Krikorian

        Stephen Krikorian
        Accounting Branch Chief
        Office of Information Technologies
        and Services

cc: Will H. Cai, Esq.
   Skadden, Arps, Slate, Meagher & Flom LLP